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                                                                   EXHIBIT 15.3

CLASS C
DISTRIBUTION PLAN
OF
VAN KAMPEN AMERICAN CAPITAL U.S. GOVERNMENT TRUST FOR INCOME


WHEREAS, Van Kampen American Capital U.S. Government Trust for Income, (the "Fund"), engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "Act");

WHEREAS, the Fund proposes to offer shares of the Portfolio(s) (herein so called) into which the Fund's assets have been divided that are designated as "Class C shares" at net asset value without initial sales charge but with a contingent deferred sales charge ("CDSC");

WHEREAS, the Fund proposes to engage in activities which are primarily intended to result in the distribution and sale of its Class C shares, to make payments in connection with the distribution of its Class C shares and to engage Van Kampen American Capital Distributors, Inc. ("VKAC") to act as principal underwriter (as defined in the Act) of its Class C shares, and desires to adopt a Class C Shares Distribution Plan pursuant to Rule 12b-1 under the Act;

WHEREAS, VKAC proposes to compensate broker-dealers or other persons for providing distribution assistance in the offering of Class C shares and to compensate financial and other industry professionals that provide services to facilitate transactions in Class C shares for their clients (such broker-dealers, other persons, financial institutions and other industry professionals being collectively referred to as "Service Organizations");

WHEREAS, such compensation includes commissions to dealers and transaction fees to other Service Organizations (such commissions and transaction fees being collectively referred to as "Transactional Compensation"), plus supplemental payments to Service Organizations ("Service Fees") pursuant to Servicing Agreements proposed to be offered by VKAC to such Service Organizations;

WHEREAS, VKAC may provide additional promotional incentives to certain or all Service Organizations and proposes to incur substantial additional expenses in rendering distribution services for Class C shares, including but not limited to, printing prospectuses and reports for other than existing shareholders, preparation and distribution of advertising material and sales literature, expenses of organizing and conducting sales seminars, and other operating expenses;

WHEREAS, the Trustees of the Fund have determined that there is a reasonable likelihood that adoption of this Class C Distribution Plan will benefit the Fund, each Portfolio and its Class C shareholders;

NOW, THEREFORE, each Portfolio hereby adopts this Class C Distribution Plan (the "Plan") in accordance with Rule 12b-1 under


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the Act and containing the following terms and conditions:

1. Subject to the supervision of the Trustees of the Fund, VKAC will provide the Fund with such distribution services and facilities as the Fund may from time to time consider necessary to enhance the sale of its Class C shares.

2. In consideration of the Transactional Compensation and Service Fees paid and the other distribution services for Class C shares rendered by VKAC, the Fund shall pay VKAC out of the assets attributable to the Class C shares an annual distribution fee and service fee ("Distribution Fee and Service Fee") calculated daily and payable weekly. The combined Distribution Fee and Service Fee shall equal on an annual basis up to 1.00% of the average daily net assets of the Portfolio to which the Class C shares relate. Only distribution expenditures of a type and amount authorized in advance by the Fund's Trustees and properly attributable to the sale of Class C shares will be used to justify any fee paid pursuant to this Plan.

3. This Plan shall not take effect with respect to any Portfolio until it has been approved by a vote of at least a majority (as defined in the Act) of the outstanding Class C shares of that Portfolio.

4. This Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority of both (a) the Trustees of the Fund and (b) those Trustees of the Fund who are not "interested persons" of the Fund (as defined in the Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Disinterested Trustees"), cast in person at a meeting called for the purpose of voting on this Plan or such agreements.

5. So long as the Plan remains in effect, the selection and nomination of persons to serve as trustees of the Fund who are not "interested persons" of the Fund shall be committed to the discretion of the Trustees then in office who are not "interested persons" of the Fund.

6. Unless sooner terminated pursuant to Section 8, this Plan shall continue in effect for a period of one year from the date it takes effect (which shall be the date of the commencement of the public offering of Class C shares, provided that the conditions of Sections 3 and 4 above have been met).

7. VKAC shall provide to the Fund's Trustees and the Trustees shall review, at least quarterly, a written report of the expenses incurred hereunder and the purposes for which such expenditures were made.

8. The Plan may be terminated with respect to any Portfolio, without payment of any penalty, at any time by vote of a majority of the Disinterested Trustees, or by vote of a majority of the outstanding voting securities of that Portfolio.

9.  Any agreement related to this Plan shall be in writing, and shall provide:


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(a) That such agreement may be terminated with respect to any Portfolio at any time, without payment of any penalty, by vote of a majority of the Disinterested Trustees or by a vote of the outstanding voting securities of that Portfolio, on not more than sixty days' written notice to any other party to this agreement; and

(b) That such agreement shall terminate automatically in the event of its assignment.

10. This Plan may not be amended to increase materially the amount of distribution expenses provided for in Section 2 hereof unless such amendment is approved in the manner provided in Section 3 hereof, and no material amendment to the Plan shall be made unless approved in the manner provided for in Section 4 hereof.

11. The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 7 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

12. The execution of this Plan has been authorized by the Fund's Trustees and by the sole shareholder of the Class C shares of each Portfolio. This Plan is executed on behalf of the Fund or the Trustees of the Fund as Trustees and not individually and that the obligations of this Plan are not binding upon any of the Trustees, officers or shareholders of the Portfolio(s) of the Fund individually but are binding only upon the assets and property of the Fund. The obligations of each Portfolio hereunder are several and not joint, and any claim hereunder against any Portfolio shall look only to the assets of that Portfolio to satisfy such claim. A Certificate of Trust in respect of the Fund is on file with the Secretary of the State of Delaware.

Van Kampen American Capital U.S. Government Trust for Income


By:    /s/ NORI L. GABERT
       ____________________________
Name:  Nori L. Gabert
Its:   Vice President

Plan effective as of: August 5, 1995


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